EXHIBIT 21.1

DIGITAL ANGEL CORPORATION
List of Subsidiaries

Company Name	Country or State of Incorporation/Formation
Destron Fearing A/S f/k/a Daploma International A/S	Denmark
Destron Fearing Polska, Sp. z.o.o. f/k/a Daploma Polska, Sp. z.o.o.	Poland
Digital Angel Chile, S.A.	Chile
Destron Fearing Corporation f/k/a Digital Angel Corporation, f/k/a Medical Advisory Systems, Inc.	Delaware
Digital Angel de Brazil Produtos de Information LTDA.	Brazil
Digital Angel Holdings, LLC	Minnesota
Digital Angel International, Inc.	Minnesota
Digital Angel Paraguay S.A.	Paraguay
Digital Angel Uruguay S.A.	Uruguay
Digital Angel S.A.	Argentina
Digital Angel Technology Corporation f/k/a Digital Angel Corporation f/k/a Digital Angel.net Inc.	Minnesota
DSD Holdings A/S	Denmark
GT Acquisition Sub., Inc.	Minnesota
Signature Industries Limited	United Kingdom
Thermo Life Energy Corp. f/k/a Advanced Power Solutions, Inc.	Delaware